Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 14 DATED MARCH 21, 2025

TO THE PROSPECTUS DATED FEBRUARY 7, 2024

This Supplement No. 14 supplements, and should be read in conjunction with our prospectus dated February 7, 2024, Supplement No. 1 dated February 15, 2024, Supplement No. 2 dated March 19, 2024, Supplement No. 3 dated April 17, 2024, Supplement No. 4 dated May 16, 2024, Supplement No. 5 dated June 18, 2024, Supplement No. 6 dated July 16, 2024, Supplement No. 7 dated August 19, 2024, Supplement No. 8 dated September 18, 2024, Supplement No. 9 dated October 18, 2024, Supplement No. 10 dated November 19, 2024, Supplement No. 11 dated December 19, 2024, Supplement No. 12 dated January 17, 2025, and Supplement No. 13 dated February 21, 2025. Defined terms used in this Supplement No. 14 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of April 1, 2025;
•
to disclose the calculation of our February 28, 2025 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes; and
•
to update our portfolio disclosure;

April 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2025 (and repurchases as of March 31, 2025) is as follows:

Transaction Price (per share)
Class S	$20.30
Class I	$20.32
Class T	$20.31
Class D	$20.32

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

February 28, 2025 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	February 28, 2025	January 31, 2024
Investment in real estate	$1,090,135,000	$1,090,135,000
Investments in real estate-related assets	9,612,652	9,782,535
Investment in infrastructure fund, at fair value	5,223,442	5,223,442
Cash and cash equivalents	35,349,055	38,174,408
Other assets	10,988,037	10,721,372
Debt obligations (at fair market value)	(540,522,737)	(530,313,375)
Due to related parties(1)	(17,285,228)	(15,632,785)
Accounts payable and other liabilities	(15,576,067)	(17,871,269)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(21,668)	(24,281)
Non-controlling interests in subsidiaries	(263,679,904)	(270,147,748)
Sponsor Support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$314,222,582	$320,047,299
Number of outstanding shares and OP units(3)	15,464,254	15,535,362

(1) Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T shares of OP Units.

(2) The distribution fee that is payable as of February 28, 2025 related to Class TX, Class T, Class S and Class D shares of common stock and Class T shares of OP Units is shown in the table below.

(3) Includes Class AX, Class TX, Class IX, Class T, Class D, Class I, Class S shares of common stock and Class I OP units issued in connection with the exercise of fair market value options of CF WAG Portfolio, and Class T and Class I OP units issued in connection with the exercise of fair market value option of CF Summerfield and CF WAG MH Portfolios.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of February 28, 2025.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$778,865,211	$454,217	$106,198,991	$42,005,903	$400,019	$181,518,355	$41,865,490	$151,308,186
Distribution fees due and payable	—	(96)	(13,805)	(2,230)	(95)	—	(5,442)	(21,668)
Debt obligations (at fair market value)	(365,666,083)	(213,249)	(49,858,908)	(19,721,171)	(187,803)	(85,220,273)	(19,655,250)	(540,522,737)
Due to related parties	(11,693,535)	(6,819)	(1,594,424)	(630,658)	(6,006)	(2,725,236)	(628,550)	(17,285,228)
Accounts payable and other liabilities	(10,537,281)	(6,145)	(1,436,769)	(568,298)	(5,412)	(2,455,764)	(566,398)	(15,576,067)
Accrued performance participation allocation	—	—	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(178,380,651)	(104,028)	(24,322,367)	(9,620,458)	(91,615)	(41,572,485)	(9,588,300)	(263,679,904)
Quarterly NAV	$212,587,661	$123,880	$28,972,718	$1,463,088	$109,088	$49,544,597	$11,421,550	$314,222,582
Number of outstanding shares/units	10,461,638	6,101	1,426,454	564,219	5,373	2,438,136	562,333	15,464,254
NAV per share/unit	$ 20.32	$ 20.30	$ 20.31	$ 20.32	$ 20.30	$ 20.32	$ 20.31

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	February 28, 2025
Stockholders’ equity under U.S. GAAP	$ 517,032,594
Adjustments:
Unrealized depreciation of real estate	(85,324,877)
Unrealized appreciation of real estate-related assets	4,055,533
Organization and offering costs	—
Acquisition costs	(8,910,913)
Deferred financing costs, net	(4,845,810)
Accrued distribution fee(1)	15,853
Accumulated depreciation and amortization	130,027,380
Fair value adjustment of debt obligations	46,841,470
Deferred rent receivable	(13,666,756)
Derivative assets, at fair value	(7,321,988)
Non-controlling interests in subsidiaries	(263,679,904)
NAV	$ 314,222,582

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T shares of OP Units.

The valuations of our real properties as of February 28, 2025 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.5%	6.1%	5.7%	6.0%	6.2%
Residual Discount Rate	7.6%	7.0%	7.0%	6.8%	7.3%
Average Holding Period (Yrs)	8.6	8.2	10.0	12.0	8.8

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.5%	-2.8%	-2.5%	-2.1%	-2.6%
	0.25% Decrease	2.7%	3.1%	2.8%	2.3%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.6%	-1.9%	-2.0%	-1.6%
	0.25% Decrease	1.6%	1.6%	1.9%	2.1%	1.7%

February 28, 2025 Portfolio

As of February 28, 2025, lease expirations related to our net lease portfolio of real estate assets (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•2025 – 0.0%

•2026 – 0.0%

•2027 – 14.4%

•2028 – 13.3%

•2029 – 0.0%

•2030 – 0.0%

•2031 – 23.2%

•2032 – 17.7%

•2033 – 0.0%

•2034 – 0.0%

•After 2035 – 31.4%

As of February 28, 2025, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Multifamily – 33.4%

•Single Tenant Office – 25.9%

•Single Tenant Industrial – 21.3%

•Single Tenant Life Sciences – 1.4%

•Single Tenant Necessity Retail – 17.0%

•Data Center– 0.9%

As of February 28, 2025, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Ohio – 23.4%

•Maryland – 20.1%

•Texas – 19.4%

•California – 12.3%

•Wisconsin– 7.2%

•South Carolina -5.7%

•Arizona – 4.7%

•Other – 7.1%

As of February 28, 2025, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•Common Equity – 100.0%

As of February 28, 2025, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up all debt maturing in 2025, and has a one-year extension option), based on principal balances and adjusted for ownership percentage, was as follows:

•2025 – 20.9%

•2026 – 20.3%

•2027 – 0.0%

•2028 – 7.2%

•2029 – 0.0%

•2030 – 3.0%

•2031 – 30.3%

•2032 – 17.8%

•2033 – 0.4%

•2034 – 0.0%

•After 2035 – 0.0%

As of February 28, 2025, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily and data center investments), based on each asset’s fair value used in determining our NAV, was 7.3 years.

As of February 28, 2025, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 95.8%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of February 28, 2025, the total value of real estate assets (investment in real estate and investments in real estate-related assets) used in determining our NAV was $1.1 billion. The total value of real estate assets, as adjusted for ownership percentage amounts to $573 million.

As of February 28, 2025, we held $4.5 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $49.5 million available capacity to draw on our credit facility.